EXHIBIT C-9

Department of Finance Ministère des Finances Canada Canada 2016-2017 Annual Financial Report of the Government of Canada Canada

©Her Majesty the Queen in Right of Canada (2017)

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the Department of Finance Canada.

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Cat. No.: F1-25E-PDF

ISSN: 1487-0428

Table of Contents

Report Highlights	6

Revenues	16

Expenses	19

The Budgetary Balance and Financial Source/Requirement	23

Federal Debt	25

Annex—IMF Measure of Total Government Net Debt	28

Report of the Auditor General on the Condensed Consolidated Financial Statements of the Government of Canada	29

Condensed Consolidated Financial Statements of the Government of Canada	31

Note to Readers

The financial results in this report are based on the audited consolidated financial statements of the Government of Canada for the fiscal year ended March 31, 2017, the condensed form of which is included in this report. For the 19th consecutive year, the Government has received an unmodified audit opinion from the Auditor General of Canada on the consolidated financial statements. The complete consolidated financial statements will be set out in the Public Accounts of Canada 2017 when tabled in Parliament.

The Fiscal Reference Tables have been updated to incorporate the results for 2016–17 as well as historical revisions to the National Economic and Financial Accounts published by Statistics Canada.

Annual Financial Report 2016–17      5

Report Highlights

•	The Government posted a budgetary deficit of $17.8 billion for the fiscal year ended March 31, 2017, compared to an estimated deficit of $23.0 billion in the March 2017 budget.

•

Revenues decreased by $2.0 billion, or 0.7 per cent, from 2015–16. Program expenses increased by $16.2 billion, or 6.0 per cent, reflecting increases in major transfers to persons, major transfers to other levels of government and other transfer payments. Public debt charges were down $1.3 billion, or 5.2 per cent, reflecting a lower average effective interest rate on the stock of interest-bearing debt.

•

The federal debt (the difference between total liabilities and total assets) stood at $631.9 billion at March 31, 2017. The federal debt-to-GDP (gross domestic product) ratio was 31.2 per cent, up 0.2 percentage points from the previous year.

•

As reported by the International Monetary Fund (IMF), Canada’s total government net debt-to-GDP ratio, which includes the net debt of the federal, provincial/territorial and local governments, as well as the net assets held in the Canada Pension Plan and Québec Pension Plan, stood at 27.6 per cent in 2016. This is the lowest level among Group of Seven (G7) countries, which the IMF expects will record an average net debt of 83.0 per cent of GDP for the same year.

•	For the 19th consecutive year, the Government has received an unmodified audit opinion from the Auditor General of Canada on the consolidated financial statements.

Table 1

Financial Highlights

$ billions

	2015–16	2016–17

Budgetary transactions

Revenues	295.5	293.5

Expenses

Program expenses	271.0	287.2

Public debt charges	25.4	24.1

Total expenses	296.4	311.3

Budgetary balance	(1.0)	(17.8)

Non-budgetary transactions	(18.5)	(9.7)

Financial source/requirement	(19.5)	(27.5)

Net change in financing activities	23.0	25.4

Net change in cash balances	3.6	(2.1)

Cash balance at end of period	38.6	36.5

Financial position

Total liabilities	1,059.6	1,097.2

Total financial assets	365.8	382.8

Net debt	(693.8)	(714.5)

Non-financial assets	77.8	82.6

Federal debt (accumulated deficit)	(616.0)	(631.9)

Financial results (% of GDP)

Revenues	14.9	14.5

Program expenses	13.6	14.2

Public debt charges	1.3	1.2

Budgetary balance	0.0	(0.9)

Federal debt (accumulated deficit)	31.0	31.2

Notes: Numbers may not add due to rounding. Certain comparative figures have been reclassified to conform to the current year’s presentation.

Annual Financial Report 2016–17      7

Economic Developments1

The global economy underwent another year of restrained growth in 2016, held back by a series of headwinds and adjustments. While the vote in the United Kingdom to exit the European Union added a layer of uncertainty, the ongoing rebalancing of growth in China, still-fragile banking systems in certain European countries, and continued adjustments in commodity-exporting countries, among other factors, resulted in subdued global growth. However, as the impact of the global oil price shock appeared to have bottomed out, and supported by extraordinarily accommodative monetary policy conditions, global economic activity strengthened in the second half of 2016, driving up consumer and business confidence worldwide.

In Canada, real GDP growth remained subdued in 2016 (1.5 per cent), after posting its weakest pace since the 2008–2009 Great Recession in 2015 (0.9 per cent). However, economic growth accelerated sharply during the second half of 2016 due to a rebound from the Fort McMurray wildfires, the dissipating effects of lower oil prices, and monetary and fiscal policy support. Notably, the price of West Texas Intermediate crude oil recovered, rising to above US$50 per barrel by the end of 2016, after declining to its lowest level since 2002 at the beginning of the year (below US$30 per barrel).

Canada’s nominal GDP, the broadest measure of the tax base, grew 2.1 per cent, up from 0.2 per cent in 2015, which marked the slowest growth since 1981 excluding the 2008–2009 recession. Higher nominal GDP growth in 2016 was predominantly due to stronger GDP inflation, reflecting the waning impact of the oil price shock on Canada’s terms of trade, and higher real GDP growth.

Interest rates across the yield curve in Canada continued to remain historically low in 2016. However, long-term interest rates increased in the second half of the year, along with higher U.S. interest rates, as expectations for further monetary policy tightening and forward-looking inflation expectations in the U.S. strengthened.

The unemployment rate was 7.0 per cent in 2016, up slightly from 6.9 per cent in 2015, reflecting the lagged impact of the oil price shock on the oil-producing provinces’ labour markets. Consumer Price Index inflation accelerated from 1.1 per cent in 2015 to 1.4 per cent in 2016, below the mid-point of the Bank of Canada’s target band (2.0 per cent).

Going forward, there remain important uncertainties and risks in the global and domestic economies. For Canada, principally, there remains uncertainty around key elements of U.S. economic, fiscal and trade policy. Further, elevated levels of household debt could pose a risk in the event of a negative economic shock, while oil prices could disappoint in the near term, should supply continue to increase. The Government regularly surveys private sector economists on their views on the economy to assess and manage economic risks.

[1]	This section incorporates data available up to and including August 10, 2017.

Table 2

Average Private Sector Forecasts

per cent

	2015	2016	2017	2018

Real GDP growth

Budget 2016	0.9	1.4	2.2	2.2

Budget 2017	0.9	1.3	1.9	2.0

Actual	0.9	1.5	–	–

Nominal GDP growth

Budget 2016	0.2	2.3	4.6	4.3

Budget 2017	0.2	2.0	4.1	4.0

Actual	0.2	2.1	–	–

3-month treasury bill rate

Budget 2016	0.5	0.5	0.7	1.6

Budget 2017	0.5	0.5	0.6	0.9

Actual	0.5	0.5	–	–

10-year government bond rate

Budget 2016	1.5	1.6	2.3	3.0

Budget 2017	1.5	1.3	1.8	2.3

Actual	1.5	1.3	–	–

Unemployment rate

Budget 2016	6.9	7.1	6.9	6.5

Budget 2017	6.9	7.0	6.9	6.7

Actual	6.9	7.0	–	–

Consumer Price Index inflation

Budget 2016	1.1	1.6	2.0	2.0

Budget 2017	1.1	1.5	2.0	2.0

Actual	1.1	1.4	–	–

Notes: Figures for Budget 2016 and Budget 2017 are as shown in Budget 2017. GDP figures reflect data as of the third quarter of 2016 released on November 30, 2016.

Annual Financial Report 2016–17      9

The Budgetary Balance

The Government posted a budgetary deficit of $17.8 billion in 2016–17, compared to a deficit of $1.0 billion in 2015–16.

Revenues were down $2.0 billion, or 0.7 per cent, from the prior year, primarily reflecting declines in personal income tax revenues, Employment Insurance (EI) premium revenues and other revenues, partially offset by an increase in Goods and Services Tax (GST) revenues.

Expenses were up $14.8 billion, or 5.0 per cent, from the prior year. Program expenses increased by $16.2 billion, reflecting increases in major transfers to persons and other levels of government and other transfer payments. Public debt charges decreased by $1.3 billion, or 5.2 per cent, from the prior year, reflecting a lower average effective interest rate on the stock of interest-bearing debt.

To enhance the comparability of financial results over time and across jurisdictions, the budgetary balance and its components are often presented as a percentage of GDP. The following chart shows the budgetary balance as a percentage of GDP since 1988–89. In 2016–17, the budgetary deficit was 0.9 per cent of GDP, compared to a deficit of 0.0 per cent of GDP a year earlier.

Comparison of Actual Budgetary Outcomes to Projected Results

The Government estimated a deficit of $23.0 billion for 2016–17 in the March 2017 budget. The final budgetary outcome for 2016–17 was a deficit of $17.8 billion.

Revenues were $1.4 billion, or 0.5 per cent, higher than expected, primarily reflecting higher-than-projected GST revenues and non-resident income tax revenues, largely as a result of the stronger-than-expected economic growth in the last few months of the fiscal year.

Program expenses were $3.7 billion lower than expected, reflecting a number of factors, including lower-than-expected infrastructure transfer payments; lower-than-expected bad debt expenses associated with taxes receivable and other accounts receivable; and a downward adjustment to the expenses of the St. Lawrence Seaway Management Corporation in the current year to reflect the retroactive capitalization of certain asset renewal costs.

Public debt charges were $0.1 billion lower than forecast, reflecting a lower-than-expected average effective interest rate on the stock of interest-bearing debt.

Table 3

Comparison of Actual Outcomes to March 2017 Budget

	Actual	March 2017 budget	Difference
	($ billions)	($ billions)	($ billions)	(%)

Revenues

Personal income tax	143.7	143.2	0.4	0.3

Corporate income tax	42.2	42.5	(0.3)	(0.7)

Non-resident income tax	7.1	6.6	0.4	6.0

Other taxes and duties	51.3	50.6	0.7	1.4

Employment Insurance premiums	22.1	22.3	(0.2)	(0.8)

Other revenues	27.1	26.7	0.3	1.2

Total	293.5	292.1	1.4	0.5

Program expenses

Major transfers to persons

Elderly benefits	48.2	48.3	(0.1)	(0.3)

Employment Insurance	20.7	21.0	(0.3)	(1.6)

Children’s benefits	22.1	21.9	0.2	0.8

Total	90.9	91.2	(0.3)	(0.3)

Major transfers to other levels of government

Support for health and other social programs	49.4	49.4	0.0	0.0

Fiscal arrangements	17.1	17.2	0.0	(0.3)

Gas Tax Fund	2.1	2.1	0.0	0.0

Total	68.7	68.7	(0.1)	(0.1)

Direct program expenses	127.6	130.9	(3.4)	(2.6)

Total program expenses	287.2	290.9	(3.7)	(1.3)
Public debt charges	24.1	24.3	(0.1)	(0.6)

Budgetary outcome/estimate	(17.8)	(23.0)	5.3

Note: Numbers may not add due to rounding.

Annual Financial Report 2016–17      11

Federal Debt

The federal debt (accumulated deficit) is the difference between the Government’s total liabilities and its total assets. At the end of 2016–17, the federal debt stood at $631.9 billion.

Table 4

Federal Debt (Accumulated Deficit)

$ millions

	2015–16	2016–17	Net change

Federal debt at beginning of year	(612,330)	(615,986)	(3,656)

Annual deficit	(987)	(17,770)	(16,783)

Other comprehensive (loss) income	(2,669)	1,857	4,526

Federal debt at end of year	(615,986)	(631,899)	(15,913)

The federal debt increased by $15.9 billion in 2016–17, reflecting the 2016–17 budgetary deficit of $17.8 billion and $1.9 billion in other comprehensive income. The $1.9-billion other comprehensive income reflects $0.1 billion in net unrealized gains on available-for-sale financial instruments and $1.8 billion in net actuarial gains on pensions and other employee future benefits recorded by enterprise Crown corporations and other government business enterprises.

The following chart shows the federal debt as a percentage of GDP since 1992–93. The federal debt stood at 31.2 per cent of GDP in 2016–17, up marginally from 31.0 per cent in 2015–16.

Measures of Government Debt

The consolidated financial statements of the Government of Canada are presented on an accrual basis of accounting. On this basis, there are several generally accepted definitions of government debt.

Net debt represents the total liabilities of the Government less its financial assets. Financial assets include cash and cash equivalents, accounts receivable, foreign exchange accounts, loans, investments and advances, and public sector pension assets.

The accumulated deficit is equal to total liabilities less total assets—both financial and non-financial. Non-financial assets include tangible capital assets, such as land and buildings, inventories, and prepaid expenses and other. The annual change in the accumulated deficit is equal to the budgetary balance plus other comprehensive income or loss.

Other comprehensive income or loss represents certain unrealized gains and losses on financial instruments and certain actuarial gains and losses related to pensions and other employee future benefits reported by enterprise Crown corporations and other government business enterprises. In accordance with Canadian public sector accounting standards, other comprehensive income or loss is not included in the Government’s annual budgetary balance, but is instead recorded directly to the accumulated deficit.

The federal debt, referred to in the budget documents and the Annual Financial Report of the Government of Canada, is the accumulated deficit. It is the federal government’s main measure of debt. The following table shows net debt and the federal debt at March 31, 2017.

Net Debt and the Federal Debt at March 31, 2017

	($ billions)	(% of GDP)

Total liabilities	1,097.2	54.1

Less: Financial assets	382.8	18.9

Net debt	(714.5)	35.2

Less: Non-financial assets	82.6	4.1

Federal debt (accumulated deficit)	(631.9)	31.2

Note: Numbers may not add due to rounding.

Annual Financial Report 2016–17      13

Net Debt

Net debt is the difference between the Government’s total liabilities and its financial assets. Under this measure of debt, liabilities are reduced only by financial assets as non-financial assets cannot normally be converted to cash to pay off the debt without disrupting government operations. At the end of 2016–17, the Government’s net debt stood at $714.5 billion, up $20.7 billion from 2015–16.

The net debt ratio, net debt expressed as a percentage of GDP, measures debt relative to the ability of the country’s taxpayers to finance it. The following chart shows the net debt ratio since 1992–93. The ratio stood at 35.2 per cent in 2016–17, up slightly from 34.9 per cent a year earlier, and down by more than half from its peak of 72.2 per cent in the mid-1990s.

International Comparisons of Government Debt

Jurisdictional responsibility (between central, state and local governments) for government programs differs among countries. As a result, international comparisons of government fiscal positions are made on a total government, National Accounts basis. For Canada, total government net debt includes that of the federal, provincial/territorial and local governments, as well as the net assets held in the Canada Pension Plan and Québec Pension Plan. Further details on the calculation of Canada’s net debt, along with a reconciliation of federal net debt on a National Accounts basis and a Public Accounts basis, are provided in the annex.

Canada’s total government net debt-to-GDP ratio stood at 27.6 per cent in 2016, as shown in the following chart. This is the lowest level among G7 countries and is less than half of the G7 average, which the IMF estimates stood at 83.0 per cent of GDP in that same year.

Canada Has the Lowest Total Government Net Debt Burden Among G7 Countries

Financial Source/Requirement

The financial source/requirement measures the difference between cash coming in to the Government and cash going out. It differs from the budgetary balance, which measures revenues and expenses as they are earned or incurred rather than when the associated cash is received or paid.

There was a financial requirement of $27.5 billion in 2016–17, compared to a financial requirement of $19.5 billion in 2015–16. The increase in the financial requirement reflects the deterioration in the budgetary balance, offset in part by a decrease in the financial requirement associated with accounts payable, accounts receivable, accruals and allowances. This decrease in cash requirements associated with accounts payable and accounts receivable primarily reflects $6.6 billion in cash collateral posted by the Government in 2015–16 under new swap and derivative agreements, which increased cash needs during that year, as well as a year-over-year decrease in the growth of taxes receivable, which reflects cash associated with tax revenues that was not received by year-end.

Annual Financial Report 2016–17      15

Revenues

Revenues totalled $293.5 billion in 2016–17, down $2.0 billion, or 0.7 per cent, from 2015–16 (Table 5).

The following chart illustrates the composition of revenues for 2016–17. The largest source of federal revenues is personal income tax revenues, which accounted for 49.0 per cent of total revenues in 2016–17. The second largest source was corporate income tax revenues at 14.4 per cent. GST revenues were 11.7 per cent of revenues while other taxes and duties were 5.8 per cent. EI premium revenues contributed 7.5 per cent of revenues and non-resident income tax revenues made up 2.4 per cent. Other revenues, which include net income from enterprise Crown corporations and other government business enterprises, revenues from sales of goods and services, returns on investments, net foreign exchange revenues and miscellaneous revenues, contributed 9.2 per cent of revenues in 2016–17.

Personal income tax revenues decreased by $1.2 billion, or 0.8 per cent, in 2016–17, largely reflecting the impact of tax planning by high-income individuals to recognize income in the 2015 tax year before the new 33 per cent tax rate came into effect in 2016. This behaviour raised revenues in 2015–16 but lowered them in 2016–17.

Corporate income tax revenues increased by $0.8 billion, or 1.9 per cent, reflecting economic growth leading to growth in corporate taxable income. The increase reflects strong earnings in the financial, retail and information/cultural sectors.

Non-resident income tax revenues are paid by non-residents on Canadian-sourced income. These revenues increased by $0.6 billion, or 8.7 per cent, reflecting growth in corporate earnings and dividends.

Other taxes and duties increased by $1.5 billion, or 3.1 per cent. GST revenues grew by $1.4 billion in 2016–17, or 4.3 per cent, reflecting growth in retail sales. Energy taxes grew by $0.1 billion, or 1.2 per cent, due to slightly higher gasoline consumption in 2016–17. Customs import duties increased by $0.1 billion, or 2.0 per cent. Other excise taxes and duties were down $48 million, or 0.8 per cent, largely reflecting lower softwood lumber export charge revenues as a result of the expiration of the Canada-U.S. Softwood Lumber Agreement.

EI premium revenues decreased by $0.9 billion, or 4.1 per cent. This decrease resulted from the reduction in the EI premium rate in 2017, offset in part by growth in employment and wages.

Other revenues decreased by $2.7 billion, or 9.0 per cent, in 2016–17, largely reflecting the one-time gain of $2.1 billion recorded in 2015–16 on the sale of the Government’s remaining holdings of General Motors common shares. In addition, other revenues were impacted by a $0.2-billion decline in interest and penalties revenues and $0.2-billion decrease in Exchange Fund Account profits.

Table 5

Revenues

	2015–16	2016–17	Net change
	($ millions)	($ millions)	($ millions)	(%)

Tax revenues

Income tax

Personal	144,897	143,680	(1,217)	(0.8)

Corporate	41,444	42,216	772	1.9

Non-resident	6,505	7,071	566	8.7

Total	192,846	192,967	121	0.1

Other taxes and duties

Goods and Services Tax	32,952	34,368	1,416	4.3

Energy taxes	5,565	5,634	69	1.2

Customs import duties	5,372	5,478	106	2.0

Other excise taxes and duties	5,916	5,868	(48)	(0.8)

Total	49,805	51,348	1,543	3.1

Total tax revenues	242,651	244,315	1,664	0.7

Employment Insurance premium revenues	23,070	22,125	(945)	(4.1)

Other revenues

Enterprise Crown corporations and other government business enterprises	7,916	5,655	(2,261)	(28.6)

Other	19,494	19,267	(227)	(1.2)

Net foreign exchange	2,322	2,133	(189)	(8.1)

Total	29,732	27,055	(2,677)	(9.0)

Total revenues	295,453	293,495	(1,958)	(0.7)

Note: Certain comparative figures have been reclassified to conform to the current year’s presentation.

Annual Financial Report 2016–17      17

The revenue ratio—revenues as a percentage of GDP—compares the total of all federal revenues to the size of the economy. This ratio is influenced by changes in statutory tax rates and by economic developments. The ratio stood at 14.5 per cent in 2016–17, down from 14.9 per cent in 2015–16. This decrease primarily reflects a year-over-year decline in EI premium revenues due to a reduction in the premium rate and a return of other revenues to more normal levels following a one-time increase in 2015–16 due to the sale of General Motors common shares. Overall, the revenue ratio has declined since 2001–02, due primarily to tax reduction measures in personal and corporate income taxes and the GST. The following chart illustrates the revenue ratio since 1992–93.

Expenses

Expenses consist of program expenses and public debt charges. In 2016–17, expenses amounted to $311.3 billion, up $14.8 billion, or 5.0 per cent, from 2015–16.

The chart below shows the composition of expenses for 2016–17. Major transfers to persons (elderly, EI and children’s benefits) and major transfers to other levels of government (the Canada Health Transfer, the Canada Social Transfer, fiscal arrangements and Gas Tax Fund transfers) were the two largest components of expenses in 2016–17, representing 29.2 per cent and 22.1 per cent of expenses, respectively.

The remaining elements of program expenses (other transfer payments, consolidated Crown corporation expenses, and operating expenses of departments and agencies) make up the Government’s direct program expenses. Operating expenses of government departments and agencies, excluding National Defence, made up 16.7 per cent of total expenses in 2016–17. Operating expenses include items such as salaries and benefits, amortization of facilities and equipment, and supplies. Operating expenses of National Defence accounted for 8.2 per cent of expenses. Other transfer payments, which include various amounts paid through federal programs to stabilize market prices for commodities, develop new technologies, conduct research, provide international development assistance, support health care and infrastructure of First Nations and Inuit communities, support social housing and families, and promote educational and cultural activities, made up 13.4 per cent of total expenses in 2016–17. Consolidated Crown corporation expenses accounted for 2.7 per cent of expenses.

Public debt charges amounted to 7.7 per cent of expenses in 2016–17. This is down from a peak of nearly 30 per cent in the mid-1990s, when public debt charges were the largest component of spending.

Annual Financial Report 2016–17      19

Program expenses amounted to $287.2 billion in 2016–17, up $16.2 billion, or 6.0 per cent, from 2015–16 (Table 6).

Within program expenses, major transfers to persons increased by $8.0 billion, or 9.7 per cent, in 2016–17.

•

Elderly benefits consist of Old Age Security and Guaranteed Income Supplement and Allowance payments. Total benefits were up $2.7 billion, or 5.9 per cent, in 2016–17, reflecting growth in the elderly population and changes in consumer prices, to which benefits are fully indexed.

•

EI benefits consist of regular benefits, special benefits (sickness, maternity, parental, adoption and fishing) and work-sharing agreements. Total benefits increased by $1.3 billion, or 6.7 per cent, in 2016–17, reflecting measures announced in Budget 2016 to expand EI coverage.

•

Children’s benefits increased by $4.0 billion, or 22.4 per cent, reflecting the new Canada Child Benefit, which replaced the Canada Child Tax Benefit and the Universal Child Care Benefit as of July 2016.

Major transfers to other levels of government include the Canada Health Transfer (CHT), the Canada Social Transfer (CST), fiscal arrangements (Equalization, transfers to the territories, a number of smaller transfer programs and the Quebec Abatement) and Gas Tax Fund transfers. These transfers increased by $2.8 billion, or 4.3 per cent, compared to 2015–16.

•

The CHT and CST—block-funded transfers—support health care, post-secondary education, social assistance and social services, including early childhood development. These programs provide support in the form of cash and tax transfers to the provinces and territories. Transfers in support of health and other social programs increased by $2.4 billion in 2016–17, reflecting legislated growth.

•	Total entitlements under fiscal arrangements increased by $0.3 billion in 2016–17, mainly due to legislated growth in Equalization and Territorial Formula Financing payments.

•	Gas Tax Fund transfers increased by $0.1 billion, or 6.5 per cent.

Direct program expenses include transfer payments to individuals and other organizations not included in major transfers to persons and other levels of government, and other expenses, which consist of operating expenses of National Defence, other departments and agencies, and expenses of consolidated Crown corporations. Direct program expenses increased by $5.3 billion, or 4.4 per cent, in 2016–17.

•

Other transfer payments increased by $6.7 billion, or 19.2 per cent, in 2016–17. This increase reflects a number of factors including the accelerated repayment of contributions by Pratt & Whitney Canada in 2015–16, which decreased transfer payments in that year, as well as increased transfers recorded in 2016–17, including transfers for Aboriginal peoples and social housing programs, and funding under the new Post-Secondary Institutions Strategic Investment Fund.

•	Other expenses decreased by $1.4 billion, or 1.6 per cent.

–	Consolidated Crown corporation expenses decreased by $0.1 billion, or 0.8 per cent.

–	National Defence expenses decreased by $2.9 billion, or 10.3 per cent. The decrease is due mainly to high prior year expenses, which reflected the one-time accrual impact of amendments to veterans future benefit plans in 2015–16. Absent the impact of this one-time accrual, National Defence expenses grew by $0.8 billion, or 3.2 per cent, in 2016–17.

–	All other departmental and agency expenses increased by $1.6 billion, or 3.2 per cent, largely reflecting an increase in claims expenses and pension and other future benefit costs based on the Government’s latest actuarial valuations, offset in part by a decrease in bad debt expenses.

Public debt charges decreased by $1.3 billion, or 5.2 per cent, reflecting a lower average effective interest rate on the stock of interest-bearing debt.

Table 6

Expenses

	2015–16	2016–17	Net change
	($ millions)	($ millions)	($ millions)	(%)

Major transfers to persons

Elderly benefits	45,461	48,162	2,701	5.9

Employment Insurance	19,419	20,711	1,292	6.7

Children’s benefits	18,025	22,065	4,040	22.4

Total	82,905	90,938	8,033	9.7

Major transfers to other levels of government

Support for health and other social programs	46,984	49,405	2,421	5.2

Fiscal arrangements	16,893	17,145	252	1.5

Gas Tax Fund	1,973	2,102	129	6.5

Total	65,850	68,652	2,802	4.3

Direct program expenses

Other transfer payments	34,874	41,580	6,706	19.2

Other expenses

Consolidated Crown corporations	8,504	8,436	(68)	(0.8)

National Defence	28,519	25,576	(2,943)	(10.3)

All other departments and agencies	50,345	51,974	1,629	3.2

Total other expenses	87,368	85,986	(1,382)	(1.6)

Total direct program expenses	122,242	127,566	5,324	4.4

Total program expenses	270,997	287,156	16,159	6.0

Public debt charges	25,443	24,109	(1,334)	(5.2)

Total expenses	296,440	311,265	14,825	5.0

Note: Certain comparative figures have been reclassified to conform to the current year’s presentation.

Annual Financial Report 2016–17      21

The following chart illustrates the interest ratio (public debt charges as a percentage of revenues) since 1992–93. This ratio has been decreasing in recent years, falling from a peak of 37.6 per cent in 1990–91 to 8.2 per cent in 2016–17. This means that, in 2016–17, the Government spent approximately 8 cents of every revenue dollar on interest on the public debt.

The Budgetary Balance and Financial Source/Requirement

The budgetary balance is the most comprehensive measure of the federal government’s fiscal results. It is presented on an accrual basis of accounting, recording government expenses when they are incurred, regardless of when the cash payment is made, and recording tax revenues when earned, regardless of when the cash is received.

In contrast, the financial source/requirement measures the difference between cash coming in to the Government and cash going out. It differs from the budgetary balance in that it includes cash transactions in loans, investments and advances, public sector pensions, other specified purpose accounts, foreign exchange activities, and changes in other financial assets, liabilities and non-financial assets. These activities are included as part of non-budgetary transactions.

Non-budgetary transactions also include adjustments for the effects of non-cash items included in the budgetary balance and for any accruals of past or future cash receipts or payments. Examples of non-cash items include amortization of tangible capital assets, pension expenses not funded in the period, and the recognition of previously deferred revenue.

Non-budgetary transactions resulted in a net requirement for funds amounting to $9.7 billion in 2016–17, compared to a net requirement for funds of $18.5 billion in 2015–16. The year-over-year decrease in the financial requirement from non-budgetary transactions largely reflects a decrease in the financial requirement from accounts payable, accounts receivable, accruals and allowances, which in turn largely reflects $6.6 billion in cash collateral posted by the Government in 2015–16 under new swap and derivative agreements, which increased cash needs during that year, as well as a year-over-year decrease in the growth of taxes receivable.

With a budgetary deficit of $17.8 billion and a net requirement from non-budgetary transactions of $9.7 billion, there was a financial requirement of $27.5 billion in 2016–17, compared to a financial requirement of $19.5 billion in 2015–16 (Table 7).

The Government financed this financial requirement of $27.5 billion by decreasing its cash balances by $2.1 billion and increasing unmatured debt by $25.4 billion.

Cash balances at the end of March 2017 stood at $36.5 billion, down $2.1 billion from their level at the end of March 2016. The balance of cash and cash equivalents includes a $20-billion designated deposit held with the Bank of Canada with respect to prudential liquidity management. The Government’s overall liquidity is maintained at a level sufficient to cover at least one month of net projected cash flows, including coupon payments and debt refinancing needs.

Annual Financial Report 2016–17      23

Table 7

Budgetary Balance, Financial Source/Requirement and Net Financing Activities

$ billions

	2015–16	2016–17

Deficit for the year	(1.0)	(17.8)

Non-budgetary transactions

Pensions and other accounts

Public sector pension liabilities	(0.4)	(0.4)

Other employee and veteran future benefits liabilities	9.5	7.9

Other liabilities	(0.4)	0.1

Public sector pension assets	(0.4)	(0.3)

Total	8.3	7.3

Non-financial assets	(3.1)	(4.8)

Loans, investments and advances	(4.9)	(6.2)

Other transactions

Accounts payable, receivable, accruals and allowances	(10.2)	(0.8)

Foreign exchange activities	(8.5)	(5.3)

Total	(18.7)	(6.0)

Total non-budgetary transactions	(18.5)	(9.7)

Financial source/requirement (-)	(19.5)	(27.5)

Net change in financing activities

Marketable bonds (Canadian currency)	16.2	32.2

Treasury bills	2.4	(1.4)

Retail debt	(0.6)	(0.5)

Other	5.0	(4.8)

Total	23.0	25.4

Change in cash balances	3.6	(2.1)

Cash at end of year	38.6	36.5

Note: Numbers may not add due to rounding.

Federal Debt

Liabilities

The Government’s liabilities consist of accounts payable and accrued liabilities and interest-bearing debt.

Accounts payable and accrued liabilities amounted to $132.5 billion at March 31, 2017, up $4.7 billion from the close of 2015–16 (Table 8). This increase reflects growth in amounts payable to taxpayers, provisions for contingent liabilities, and other accounts payable and accrued liabilities, partially offset by decreases in deferred revenue, environmental liabilities and asset retirement obligations, and liabilities for interest and matured debt:

•	Amounts payable to taxpayers increased by $1.4 billion in 2016–17, from $53.7 billion at March 31, 2016 to $55.1 billion at March 31, 2017.

•	Provisions for contingent liabilities increased by $3.9 billion, largely reflecting an increase in the provision for claims and pending and threatened litigation.

•

Other accounts payable and accrued liabilities increased by $1.2 billion in 2016–17. Within this component, accrued salaries and benefits increased by $1.0 billion, reflecting in part the accrual of retroactive salaries under new collective agreements. Accounts payable of consolidated Crown corporations and other entities increased by $2.1 billion, largely relating to growth in trade payables and progress payments from foreign customers received by the Canadian Commercial Corporation. These increases were offset in part by a $1.9-billion decrease in liabilities under provincial, territorial and Aboriginal tax agreements, due to settlements of prior years’ tax assessments and timing differences.

•

Deferred revenue decreased by $0.9 billion in 2016–17, primarily reflecting the recognition of previously deferred revenue related to spectrum licence auctions and progress payments from foreign customers received by the Canadian Commercial Corporation.

•

Environmental liabilities and asset retirement obligations decreased by $0.7 billion in 2016–17, reflecting remediation activities undertaken during the year, as well as downward revisions to estimated provisions for certain contaminated sites and Atomic Energy of Canada Limited’s provision for decommissioning and waste management.

•	Liabilities for interest and matured debt decreased by $0.3 billion from the prior year, reflecting lower interest rates.

Interest-bearing debt includes unmatured debt, liabilities for pensions and other employee future benefits, and other liabilities. At March 31, 2017, interest-bearing debt amounted to $964.7 billion, up $33.0 billion from a year earlier. Within interest-bearing debt, unmatured debt increased by $25.4 billion, due mainly to an increase in marketable bonds. Liabilities for pensions and other employee future benefits increased by $7.5 billion. Other liabilities, which include deposit and trust accounts and other specified purpose accounts, increased by $0.1 billion.

Annual Financial Report 2016–17      25

Assets

The Government’s assets consist of financial assets (cash and other accounts receivable, taxes receivable, foreign exchange accounts, loans, investments and advances, and public sector pension assets) and non-financial assets (tangible capital assets, inventories, and prepaid expenses and other).

Financial assets totalled $382.8 billion at March 31, 2017, up $16.9 billion from March 31, 2016.

Cash and other accounts receivable decreased by $1.3 billion.

Taxes receivable increased by $4.7 billion during 2016–17 to $110.5 billion.

Foreign exchange accounts increased by $5.3 billion in 2016–17, totalling $98.8 billion at March 31, 2017. The increase in foreign exchange accounts is due mainly to growth in foreign exchange reserves held in the Exchange Fund Account, primarily reflecting $3.3 billion in net additional advances to the Account during the year and the Account’s $2.0-billion net income. Under the Government’s prudential liquidity plan, liquid foreign exchange reserves will continue to rise sufficiently to maintain their level at or above 3 per cent of GDP.

The Government’s loans, investments and advances amounted to $124.0 billion at March 31, 2017, up $8.0 billion from the close of 2015–16. This increase reflects growth in loans, investments and advances in enterprise Crown corporations and other government business enterprises, partially offset by a decrease in other loans, investments and advances:

•

Loans, investments and advances in enterprise Crown corporations and other government business enterprises increased by $8.3 billion in 2016–17. Net loans and advances increased by $3.7 billion, mainly due to an increase in loans to enterprise Crown corporations under the consolidated borrowing framework. Investments in enterprise Crown corporations and other government business enterprises increased by $4.6 billion, as the $4.9 billion in net profits and $1.9 billion in other comprehensive income recorded by these entities during 2016–17 were partially offset by $2.2 billion in dividends paid to the Government and other equity transactions.

•	Other loans, investments and advances decreased by $0.3 billion in 2016–17.

Public sector pension assets increased by $0.3 billion.

The Government’s net debt (total liabilities less financial assets) stood at $714.5 billion at March 31, 2017, up $20.7 billion from March 31, 2016.

Non-financial assets amounted to $82.6 billion at March 31, 2017, up $4.8 billion from March 31, 2016. This growth is primarily attributable to a $3.8-billion increase in tangible capital assets and a $1.3-billion increase in prepaid expenses and other non-financial assets. This latter increase is due mainly to a net increase in progress payments and advances to Canadian exporters by the Canadian Commercial Corporation.

Federal Debt (Accumulated Deficit)

With total liabilities of $1.1 trillion, financial assets of $382.8 billion and non-financial assets of $82.6 billion, the federal debt (accumulated deficit) stood at $631.9 billion at March 31, 2017, up $15.9 billion from March 31, 2016. The federal debt stood at 31.2 per cent of GDP at March 31, 2017, up 0.2 percentage points from the previous year.

Table 8

Outstanding Debt at Year-End

$ billions

	2015–16	2016–17

Liabilities

Accounts payable and accrued liabilities	127.9	132.5

Interest-bearing debt

Unmatured debt	688.2	713.6

Pensions and other employee future benefits	237.9	245.4

Other liabilities	5.6	5.7

Total interest-bearing debt	931.7	964.7

Total liabilities	1,059.6	1,097.2

Financial assets

Cash and other accounts receivable	48.8	47.5

Taxes receivable	105.8	110.5

Foreign exchange accounts	93.5	98.8

Loans, investments and advances	116.0	124.0

Public sector pension assets	1.6	1.9

Total financial assets	365.8	382.8

Net debt	(693.8)	(714.5)

Non-financial assets

Tangible capital assets	65.8	69.7

Inventories	7.2	6.8

Prepaid expenses and other	4.7	6.0

Total non-financial assets	77.8	82.6

Federal debt (accumulated deficit)	(616.0)	(631.9)

Note: Numbers may not add due to rounding.

Annual Financial Report 2016–17      27

Annex

IMF Measure of Total Government Net Debt

International comparisons of net debt are made on a total government, National Accounts basis, which for Canada includes the net debt of federal, provincial/territorial and local governments, as well as the net assets held in the Canada Pension Plan (CPP) and Québec Pension Plan (QPP).

The following table provides a breakdown of Canada’s net debt for 2015, the most recent complete year for which historical estimates have been published by the IMF.

Table 9

IMF Measure of Total Government Net Debt on a National Accounts Basis, 2015

	($ billions)	(per cent of GDP)

Total federal net debt	450.8	22.7

Add: Net debt of provincial/territorial and local governments	364.8	18.4

Add: Net assets of the CPP/QPP	(314.1)	(15.8)

Total government net debt	501.4	25.2

Note: Numbers may not add due to rounding.

Source: Statistics Canada.

The primary differences between National Accounts federal net debt as published by the IMF and federal net debt on a Public Accounts basis relate to the Government’s liabilities for federal public sector pensions and other future benefits and the basis of measurement for total federal net debt. With respect to public sector pensions and other future benefits, these liabilities are excluded from the measurement of Canada’s net debt for international comparison purposes as the vast majority of advanced economies do not record such liabilities. The following table presents a reconciliation between the two measures of federal net debt.

Table 10

Reconciliation of Federal Net Debt on a National Accounts and a Public Accounts Basis

	($ billions)	(per cent of GDP)

Net debt (Public Accounts basis)	693.8	34.9

Less: Liability for public sector pensions	152.2	7.7

Liability for other future benefits	85.7	4.3

Add: National Accounts/Public Accounts methodological differences[1]	(5.1)	(0.3)

Total federal net debt (National Accounts basis)	450.8	22.7

Note: Numbers may not add due to rounding.

[1]

Includes timing differences (National Accounts data are as of December 31), differences in the universe covered by each accounting system, and differences in accounting treatments of various transactions such as capital gains.

Sources: Statistics Canada and Public Accounts of Canada.

INDEPENDENT AUDITOR’S REPORT

To the Minister of Finance

The accompanying condensed consolidated financial statements, which comprise the condensed consolidated statement of financial position as at 31 March 2017, the condensed consolidated statement of operations and accumulated deficit, condensed consolidated statement of change in net debt and condensed consolidated statement of cash flow for the year then ended, and related notes, are derived from the audited consolidated financial statements of the Government of Canada for the year ended 31 March 2017. I expressed an unmodified audit opinion on those consolidated financial statements in my report dated 6 September 2017.

The condensed consolidated financial statements do not contain all the disclosures required by Canadian public sector accounting standards. Reading the condensed consolidated financial statements, therefore, is not a substitute for reading the audited consolidated financial statements of the Government of Canada.

The Government’s Responsibility for the Condensed Consolidated Financial Statements

The Government is responsible for the preparation of the condensed consolidated financial statements on the basis described in Note 1.

Auditor’s Responsibility

My responsibility is to express an opinion on the condensed consolidated financial statements based on my procedures, which were conducted in accordance with Canadian Auditing Standard (CAS) 810, “Engagements to Report on Summary Financial Statements”.

Opinion

In my opinion, the condensed consolidated financial statements derived from the audited consolidated financial statements of the Government of Canada for the year ended 31 March 2017 are a fair summary of those consolidated financial statements, on the basis described in Note 1.

Michael Ferguson, CPA, CA

FCPA, FCA (New Brunswick)

Auditor General of Canada

6 September 2017

Ottawa, Canada

Condensed Consolidated Financial Statements of the Government of Canada

The fundamental purpose of these condensed consolidated financial statements is to provide an overview of the financial affairs and resources for which the Government is responsible under authority granted by Parliament. Responsibility for the integrity and objectivity of these statements rests with the Government.

Government of Canada

Condensed Consolidated Statement of Operations and Accumulated Deficit for the Year Ended March 31, 2017

$ millions

	2017 Budget (Note 3)		2017 Actual	2016 Actual

Revenues

Income tax revenues	187,992		192,967	192,846

Other taxes and duties	49,588		51,348	49,805

Employment insurance premiums	22,402		22,125	23,070

Other revenues	27,677		27,055	29,732

Total revenues	287,659		293,495	295,453

Expenses

Transfer payments

Old age security benefits and related payments	48,410		48,162	45,461

Major transfer payments to other levels of government	68,649		68,652	65,850

Employment insurance	21,123		20,711	19,419

Children’s benefits	21,869		22,065	18,025

Other transfer payments	41,684		41,580	34,874

Total transfer payments	201,735		201,170	183,629

Other expenses	89,658		85,986	87,368

Total program expenses	291,393		287,156	270,997

Public debt charges	25,682		24,109	25,443

Total expenses	317,075		311,265	296,440

Annual deficit	(29,416)		(17,770)	(987)

Accumulated deficit at beginning of year	(615,986)	[1]	(615,986)	(612,330)

Other comprehensive income (loss)	-		1,857	(2,669)

Accumulated deficit at end of year	(645,402)		(631,899)	(615,986)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

[1]	Adjusted to the actual closing amount of the previous year.

Annual Financial Report 2016–17      31

Government of Canada

Condensed Consolidated Statement of Financial Position as at March 31, 2017

$ millions

	2017	2016

Liabilities

Accounts payable and accrued liabilities	132,519	127,853

Interest-bearing debt

Unmatured debt	713,633	688,211

Pensions and other future benefits	245,374	237,908

Other liabilities	5,689	5,602

Total interest-bearing debt	964,696	931,721

Total liabilities	1,097,215	1,059,574

Financial assets

Cash and accounts receivable	158,055	154,688

Foreign exchange accounts	98,797	93,539

Loans, investments and advances	124,006	115,957

Public sector pension assets	1,900	1,639

Total financial assets	382,758	365,823

Net debt	(714,457)	(693,751)

Non-financial assets

Tangible capital assets	69,676	65,838

Other	12,882	11,927

Total non-financial assets	82,558	77,765

Accumulated deficit	(631,899)	(615,986)

Contractual obligations and contingent liabilities (Notes 4 and 5)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Government of Canada

Condensed Consolidated Statement of Change in Net Debt for the Year Ended March 31, 2017

$ millions

	2017 Budget (Note 3)		2017 Actual	2016 Actual

Net debt at beginning of year	(693,751)	[1]	(693,751)	(686,959)

Change in net debt during the year

Annual deficit	(29,416)		(17,770)	(987)

Acquisition of tangible capital assets	(9,335)		(8,547)	(8,015)

Amortization of tangible capital assets	6,343		5,168	5,049

Other	576		(1,414)	(170)

Net increase in net debt due to operations	(31,832)		(22,563)	(4,123)

Other comprehensive income (loss)	-		1,857	(2,669)

Net increase in net debt	(31,832)		(20,706)	(6,792)

Net debt at end of year	(725,583)		(714,457)	(693,751)

The accompanying notes are an integral part of these condensed consolidated financial statements.

[1]	Adjusted to the actual closing amount of the previous year.

Government of Canada

Condensed Consolidated Statement of Cash Flow for the Year Ended March 31, 2017

$ millions

	2017	2016

Cash used by operating activities

Annual deficit	(17,770)	(987)

Adjustments to reconcile annual deficit to cash used by operating activities	(39)	(10,145)

	(17,809)	(11,132)

Cash used by capital investment activities	(7,413)	(6,747)

Cash (used) provided by investing activities	(1,909)	1,528

Cash provided by financing activities	25,061	19,922

Net (decrease) increase in cash and cash equivalents	(2,070)	3,571

Cash and cash equivalents at beginning of year	38,570	34,999

Cash and cash equivalents at end of year	36,500	38,570

Supplementary information

Cash used for interest	13,451	14,337

The accompanying notes are an integral part of these condensed consolidated financial statements.

Annual Financial Report 2016–17      33

Notes to the Condensed Consolidated Financial Statements of the Government of Canada

1. Applied Criteria in the Preparation of the Condensed Consolidated Financial Statements

The criteria applied by the Government in the preparation of these condensed consolidated financial statements are as follows:

i.	These condensed consolidated financial statements are extracted from the audited consolidated financial statements included in Section 2 of Volume I of the Public Accounts of Canada 2017, which are to be tabled in Parliament.

ii.	The condensed consolidated financial statements are in agreement with the related information in the audited consolidated financial statements and contain the information necessary to avoid distorting or obscuring matters disclosed in the related complete consolidated financial statements, including the notes thereto.

iii.	As these condensed consolidated financial statements are, by their nature, summarized, they do not include all disclosures required by Canadian public sector accounting standards.

iv.	Readers interested in the disclosure of more detailed data should refer to the audited consolidated financial statements in the Public Accounts of Canada.

2. Summary of Significant Accounting Policies

The reporting entity of the Government of Canada includes all of the government organizations which comprise the legal entity of the Government as well as other government organizations, including Crown corporations, which are separate legal entities but are controlled by the Government. The financial activities of all of these entities, except for enterprise Crown corporations and other government business enterprises, are consolidated in these financial statements on a line-by-line and uniform basis of accounting after eliminating significant inter-governmental balances and transactions. Enterprise Crown corporations and other government business enterprises, which are not dependent on the Government for financing their activities, are recorded under the modified equity method. The Canada Pension Plan (CPP), which includes the assets of the CPP under the administration of the Canada Pension Plan Investment Board, is excluded from the reporting entity because changes to the CPP require the agreement of two thirds of participating provinces and it is therefore not controlled by the Government.

The Government accounts for transactions on an accrual basis, using the Government’s accounting policies that are described in Note 1 to its audited consolidated financial statements, which are based on Canadian public sector accounting standards. The presentation and results using the stated accounting policies do not result in any significant differences from Canadian public sector accounting standards.

Financial assets recorded on the Condensed Consolidated Statement of Financial Position can provide resources to discharge liabilities or finance future operations and are recorded at the lower of cost or net realizable value. Non-financial assets cannot normally be converted into cash to finance future operations without disrupting government operations; they are recorded at cost less accumulated amortization. Liabilities are recorded at the estimated amount ultimately payable, adjusted for the passage of time as required. Obligations for pensions and other future benefits are measured on an actuarial basis. Allowances for valuation are established for loans, investments and advances, as well as for loan guarantees and other obligations.

Some amounts in these condensed consolidated financial statements are based on estimates and assumptions made by the Government. They are based on facts and circumstances, historical experience, general economic conditions and reflect the Government’s best estimate of the related amount at the end of the reporting period. Estimates and underlying assumptions are reviewed annually at March 31. Revisions to accounting estimates are recognized in the period in which estimates are revised if revisions affect only that period or in the period of revision and future periods if revisions affect both current and future periods.

A material measurement uncertainty exists when it is reasonably possible that a material variance could occur in the reported or disclosed amount in the near term. Near term is defined as a period of time not to exceed one year from March 31. The Government has determined that a material measurement uncertainty exists with respect to the reported amounts for public sector pensions and other employee and veteran future benefits. Measurement uncertainty due to estimates and assumptions also exists in the accrual of tax revenues, the related amounts receivable and payable, and the allowance for doubtful accounts, as well as in the provision for contingent liabilities and environmental liabilities and asset retirement obligations that are presented in accounts payable and accrued liabilities. It is reasonably possible that the Government’s reassessments of these estimates and assumptions could require a material change in reported amounts or disclosures in the condensed consolidated financial statements.

3. Source of Budget Amounts

The budget amounts included in the Condensed Consolidated Statement of Operations and Accumulated Deficit and the Condensed Consolidated Statement of Change in Net Debt are derived from the amounts that were budgeted for 2016-2017 in the March 2016 Budget Plan (Budget 2016).

Since actual opening balances of the accumulated deficit and net debt were not available at the time of preparation of Budget 2016, the corresponding amounts in the budget column have been adjusted to the actual closing balances of the previous year.

4. Contractual Obligations

The nature of government activities results in large multi-year contracts and agreements, including international treaties, protocols and agreements of various size and importance. Any financial obligations resulting from these contracts and agreements are recorded as a liability when the terms for the acquisition of goods and services or the provision of transfer payments are met.

Contractual obligations that will materially affect the level of future expenditures include transfer payment agreements, agreements for the acquisition of goods and services, operating leases and funding of international organizations. At March 31, 2017, contractual obligations amount to $121,718 million ($106,345 million in 2016), of which $37,739 million pertains to fiscal year 2018.

Annual Financial Report 2016–17      35

5. Provisions and Contingent Liabilities

Contingent liabilities arise in the normal course of operations and their ultimate disposition is unknown. A provision is recorded when the potential liabilities are assessed as likely to become an actual liability and a reasonable estimate of the loss can be made. The Government’s contingent liabilities include guarantees provided by the Government, callable share capital in international organizations, claims and pending and threatened litigation, and insurance programs of agent enterprise Crown corporations.

i.	Guarantees provided by the Government include guarantees on the borrowings of enterprise Crown corporations and other government business enterprises, loan guarantees, insurance programs managed by the Government, and other explicit guarantees. At March 31, 2017, the principal amount outstanding for guarantees provided by the Government amounts to $544,549 million ($490,557 million in 2016) for which an allowance of $282 million ($312 million in 2016) has been recorded. Of the total amount guaranteed, $276,559 million ($266,434 million in 2016) relates to guarantees on the borrowings of agent enterprise Crown corporations for which no allowance (nil in 2016) has been recorded.

ii.	The Government has callable share capital in certain international organizations that could require payments to those agencies. At March 31, 2017, callable share capital amounts to $31,780 million ($31,041 million in 2016).

iii.	There are thousands of claims and pending and threatened litigation cases outstanding against the Government. While the total amount claimed in these actions is significant, their outcomes are not determinable in all cases. The Government has recorded an allowance for claims and litigation where it is likely that there will be a future payment and a reasonable estimate of the loss can be made. Claims and litigation for which the outcome is not determinable and for which an amount has not been accrued are estimated at approximately $9,354 million ($8,679 million in 2016). Certain large and significant claims relate to comprehensive land claims, specific claims, and assessed taxes under appeal.

iv.	At March 31, 2017, insurance in force relating to self-sustaining insurance programs operated by four agent enterprise Crown corporations amounts to $1,728,312 million ($1,672,619 million in 2016). The Government expects that all four corporations will cover the cost of both current claims and possible future claims.